

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

August 17, 2007

By U.S. Mail

Robert D. Kump
Vice President, Controller and Chief Accounting Officer
52 Farm View Drive
New Gloucester, ME 04260

Re: **Energy East Corporation
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 1-14766**

**Rochester Gas and Electric Corporation
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 1-672**

Dear Mr. Kump:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant